

Mail Stop 4631   June 4, 2009

William H. Hernandez
Chief Financial Officer
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

   Re: **PPG Industries, Inc.**
     Definitive Proxy Statement on Schedule 14A
     Filed March 6, 2009
     File No. 001-01687

Dear Mr. Hernandez:

   We have reviewed the above referenced filing and have the following comments. Please note that we have conducted a legal review only. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 22

Base Salary, page 24

 1. We note that individual performance played a role in determining base salary increases for the named executive officers in 2008. In future filings, please describe the elements of individual performance and contribution that are taken into account when increasing base salaries for the named executive officers. <u>See</u> Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Awards, page 24

2. We note that your compensation committee establishes a target annual incentive award for each executive officer and that this target is expressed as a percentage of base salary. In future filings, please disclose the specific percentage of base salary for each named executive officer.

3. We note your statements in the fourth full paragraph on page 25. It appears that your compensation committee may exercise discretion when determining whether the Company has met its corporate performance targets for annual incentive awards purposes. If so, in future filings, please disclose whether discretion can be exercised or has been exercised to award compensation absent attainment of the relevant performance goal or to increase or reduce the size of any award or payout. If discretion has been exercised, please identify the particular exercise of discretion. See Item 402(b)(2)(vi) of Regulation S-K.

4. To the extent applicable in future filings, please disclose the threshold level relating to cash flow from operations for annual incentive compensation awards.

5. On pages 25 and 26, we note that the actual results for adjusted earnings per share and cash flow from operations, as compared to the targets, led to a payout of 98% for the Company's performance component. In future filings, please clearly explain how you calculated a 98% payout given actual adjusted earnings per share fell below the target level and the relative weights assigned to the performance measures when determining the Company's financial performance (adjusted earnings per share weighted at 80% and cash flow from operations weighted at 20%).

6. On page 26, we note that there is a personal performance component to the annual incentive award for each of the named executive officers. In future filings, please disclose and discuss in further detail the specific elements of individual performance and contribution for the named executive officers, including the accomplishment of personal strategic objectives and contributions to the Company's business results. See Item 402(b)(2)(vii) of Regulation S-K.

7. On page 25, we note that the annual incentive performance objectives for Messrs. Alexander and Wulfsohn include relevant business unit performance, which is weighted at 50%. In future filings, please disclose the goals for the business units, the actual results achieved by the business units, and how you evaluated whether the goals were met. See Item 402(b)(2)(v) and (vi) of Regulation S-K.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief